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Ryota Yamada

COLOURS 'N MOTION, INC.

Innovative designer and business executive in the mobility device industry.

Greater Los Angeles Area · 9 connections · **Contact info**

About

Global executive leading a well-known brand in the wheelchair industry. Focused on creating stylish designs and managing our organizational resources so that we are maximally efficient in supporting the inclusion of wheelchair users. Skilled in 3D design, prototyping, and design for manufacturing with proven impact to thous   ... see more

Experience

COLOURS 'N MOTION, INC.
2 yrs


CEO
Jan 2018 – Present · 1 yr 9 mos

CEO addressing a $800 million dollar market in the USA. Experience with product strategy, commercialization and go to market strategies.
· Adept at building teams and launching products, including sales and marketing.
· Oversee the design and technology for next generation light-weight wheelchairs, including the production and testing of prototypes for proprietary designs.
· Revitalized production facilities and production management for a dramatic reduction in waste and costs with matching increases in customer satisfaction.
· Recruited distributors and refined the company sales strategy to achieve substan... See more


Deputy CEO
Oct 2017 – Jan 2018 · 4 mos

Manage company through transition period with focus on improving distributor relations, improving employee retention, and normalizing internal operations.

Designer
COLOURS 'N MOTION, INC.
Jan 2009 – Jan 2017 · 8 yrs 1 mo

Develop stylish designs and adapt to a rapidly changing industry environment with changes in customer needs and the emergence of new product categories.

Design Engineer
Nissin Japan
Jan 2001 – Jan 2009 · 8 yrs 1 mo

· Led the development of the NA 400 series wheelchair.
· Designed the processes and prepared the documentation in support of obtaining the ISO 9001 certification.
· Performed feasibility and quality studies on prototypes.... See more

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